June 8, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Re:    Highwoods Properties, Inc. (the “Company”)
    Highwoods Realty Limited Partnership (the “Operating Partnership”)
    Form 10-Q for the Quarterly Period Ended March 31, 2023
    File No. 1-13100
    File No. 0-21731

Ladies and Gentlemen:

We are writing this letter in response to the comment letter from the Office of Real Estate & Construction, dated June 1, 2023, regarding the Company’s Form 10-Q for the Quarter Ended March 31, 2023 and the Operating Partnership’s Form 10-Q for the Quarter Ended March 31, 2023.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the responses of the Company and the Operating Partnership to such comments.

Form 10-Q for the quarterly period ended March 31, 2023

Notes to Condensed Consolidated Financial Statements
11. Subsequent Events, page 25

1.    Comment: We note your disclosure on page 17 that as of March 31, 2023, your risk of loss with respect to the McKinney & Olive joint venture was $165.6 million, which represents the carrying value of your investment balance and includes $80.0 million of preferred equity that you funded to the joint venture. We further note your disclosure on page 25 that on April 21, 2023, you received $40.0 million of net proceeds upon the full redemption of your $80.0 million short-term preferred equity investment in the McKinney & Olive joint venture. As it appears that you only received $40.0 million for your $80.0 million investment, please tell us when/if you plan to receive the remaining $40.0 million or if you have considered the need for impairment at March 31, 2023. Within your response, please reference the authoritative accounting literature management relied upon.

Response: Upon formation of the McKinney & Olive joint venture during the fourth quarter of 2022, we and Granite Properties (a third party) each contributed $86.4 million of common equity in exchange for a 50% interest in the joint venture. At that time, we also contributed $80.0 million of preferred equity. As noted in the referenced subsequent events footnote, the $80.0 million of preferred equity was redeemed in full by the joint venture on April 21, 2023. Note, this full redemption of the preferred equity resulted in no change to the total amount of equity invested in the joint venture. The mechanics of the full redemption of preferred equity were as follows:

•To fund the redemption of the $80.0 million preferred equity, we and Granite each contributed an additional $40.0 million of common equity to the joint venture, for a total of $80.0 million of additional common equity contributions.
•As a result of these additional common equity contributions, the joint venture obtained sufficient capital to redeem the preferred equity in full, with each partner retaining a 50% interest.
•The joint venture then returned $80.0 million to us in full redemption of the preferred equity.

Because we contributed $40.0 million of additional common equity to the joint venture, which helped fund the full redemption of the $80.0 million preferred equity, we believe it was appropriate to disclose that we had effectively received only “$40.0 million of net proceeds upon the full redemption of our $80.0 million short-term preferred equity investment” to be sure readers did not believe we had increased our overall liquidity by $80.0 million.

Management reviews each of our equity method investments for impairment on a quarterly basis, in accordance with ASC 323-10-35-31 through 35-32A. We concluded there was no impairment of our investment in the McKinney & Olive joint venture as of March 31, 2023. The full redemption of our preferred equity resulted in no change to the total equity invested in the joint venture, as the $80.0 million preferred equity redemption was funded by new combined common equity contributions of $80.0 million ($40.0 million each from us and Granite).

Given your comment, however, we believe it would be prudent to explain the preferred equity redemption in more detail in future filings. To that end, in each future periodic report in which we include disclosures regarding redemption of the short-term preferred equity investment in the McKinney & Olive joint venture, we will include more detailed disclosure substantially similar to the following (changes in bold, italics and underlined):

On April 21, 2023, we and Granite each contributed an additional $40.0 million of common equity to the McKinney & Olive joint venture. Such proceeds were then used by the joint venture to redeem our $80.0 million short-term preferred equity investment in full. The $40.0 million of net proceeds were used to repay amounts outstanding under our $750.0 million revolving credit facility. Prior to the redemption, the preferred equity received monthly distributions at a rate of SOFR plus 350 basis points.

Each of the Company and the Operating Partnership acknowledges that it is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you need any additional information or if we can be of any further assistance, please call me at (919) 431-1529.

Sincerely,

/s/ Brendan C. Maiorana

Brendan C. Maiorana
Executive Vice President and Chief Financial Officer